Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of November 7, 2025.

GTCR INVESTMENT XI LLC
By: /s/ Jeffrey S. Wright
Name: Jeffrey S. Wright
Title: Chief Legal Officer

GTCR FUND XI/C LP
By: GTCR PARTNERS XI/A&C LP, its General Partner, By: GTCR Investment XI LLC, its General Partner

By: /s/ Jeffrey S. Wright
Name: Jeffrey S. Wright
Title: Chief Legal Officer

GTCR FUND XI/B LP
By: GTCR PARTNERS XI/B LP, its General Partner, By: GTCR Investment XI LLC, its General Partner

By: /s/ Jeffrey S. Wright
Name: Jeffrey S. Wright
Title: Chief Legal Officer

GTCR CO-INVEST XI LP
By: GTCR Investment XI LLC, its General Partner

By: /s/ Jeffrey S. Wright
Name: Jeffrey S. Wright
Title: Chief Legal Officer

GTCR PARTNERS XI/B LP
By: GTCR Investment XI LLC, its General Partner

By: /s/ Jeffrey S. Wright
Name: Jeffrey S. Wright
Title: Chief Legal Officer

GTCR PARTNERS XI/A&C LP
By: GTCR Investment XI LLC, its General Partner

By: /s/ Jeffrey S. Wright
Name: Jeffrey S. Wright
Title: Chief Legal Officer